Exhibit 99.1

IGI Reports Fourth Quarter and Full Year 2024 Unaudited Financial Results

HAMILTON, Bermuda, February 25, 2025 -- International General Insurance Holdings Ltd. (“IGI” or the “Company”) (NASDAQ: IGIC) today reported financial results for the fourth quarter and full year 2024.

Highlights for the fourth quarter and full year 2024 include:

(in millions of U.S. Dollars, except percentages and per share information)

	Quarter Ended December 31,		Year Ended December 31,
	2024	2023	2024	2023
Gross written premiums	$174.6	$164.9	$700.1	$688.7
Net premiums earned	$120.6	$114.9	$483.1	$447.2
Underwriting income (1)	$48.8	$43.5	$187.5	$183.1
Net investment income	$13.6	$14.5	$53.9	$50.2
Net income	$30.0	$33.0	$135.2	$118.2
Combined ratio (1)	77.8%	81.8%	79.9%	76.7%
Earnings per share (diluted) (2)	$0.65	$0.72	$2.98	$2.55
Return on average equity (3)	18.4%	26.1%	22.6%	24.8%
Core operating income (3)	$40.9	$30.0	$144.8	$133.8
Core operating earnings per share (diluted) (3)	$0.89	$0.65	$3.19	$2.88
Core operating return on average equity (3)	25.0%	23.7%	24.2%	28.1%

(1)	See “Supplementary Financial Information” below.

(2)	See “Note to the Consolidated Financial Statements (Unaudited)” below.

(3)	See the section titled “Non-GAAP Financial Measures” below.

IGI Group President & CEO Mr. Waleed Jabsheh said, “We posted strong fourth quarter financial results to round out another excellent year in 2024. For the full year, we delivered a combined ratio of 79.9%, and produced record net income and operating income, leading to a return on average equity of 22.6% and a core operating return on average equity of 24.2%. Most importantly, we grew our book value per share by almost 20%.”

“We have a long history of generating value for our shareholders across market cycles by actively and effectively managing our capital focusing first on underwriting discipline, intelligent risk selection and shifting to those lines and markets with the best risk-adjusted returns and, secondly, by returning excess capital to shareholders. In 2024, we returned close to $50 million to shareholders in common share dividends and share repurchases.”

Results for the Periods ended December 31, 2024 and 2023

Net income for the quarter ended December 31, 2024 was $30.0 million compared to $33.0 million for the quarter ended December 31, 2023. Net income for the full year 2024 increased 14.4% to $135.2 million compared to $118.2 million for the full year 2023. The fourth quarter and full year for 2024 and 2023 were positively impacted by underwriting income generated across all segments and net investment income earned.

Return on average equity (annualized) was 18.4% for the fourth quarter of 2024, compared to 26.1% for the fourth quarter of 2023 and 22.6% for the full year 2024, compared to 24.8% for the full year 2023.

Core operating income, a non-GAAP measure, was $40.9 million for the fourth quarter of 2024, compared to $30.0 million for the same period in 2023. The core operating return on average equity (annualized) was 25.0% for the fourth quarter of 2024 compared to 23.7% for the fourth quarter of 2023. Core operating income was $144.8 million for the year ended December 31, 2024, compared to $133.8 million for the same period in 2023. The core operating return on average equity was 24.2% for the full year 2024, compared to 28.1% for the full year 2023.

Underwriting income increased to $48.8 million for the fourth quarter of 2024 compared to $43.5 million for the fourth quarter of 2023, primarily due to an increase in net premiums earned. Underwriting income increased to $187.5 million for the full year 2024 compared to $183.1 million for the full year 2023, with an increase in net premiums earned partially offset by a higher level of net loss and loss adjustment expenses.

Gross written premiums increased by 5.9% to $174.6 million in the quarter ended December 31, 2024, compared to $164.9 million for the comparable period in 2023. The increase was primarily in the Reinsurance Segment. Gross written premiums were $700.1 million for the full year 2024 compared to $688.7 million for the full year 2023. The increase was driven by growth in the Reinsurance and Short-tail segments, partially offset by a decrease in the Long-tail Segment.

The loss ratio was 43.0% for the quarter ended December 31, 2024, compared to 47.6% for the same period in 2023. The loss ratio for the full year 2024 was 44.7% compared to 42.3% for the full year 2023.

The net policy acquisition expense ratio was 16.6% for the fourth quarter of 2024 compared to 14.5% for the same quarter of 2023, and 16.5% for the full year 2024, compared to 16.8% for the full year 2023.

The general & administrative expense ratio was 18.2% for the fourth quarter of 2024, compared to 19.7% for the same quarter of 2023, and 18.7% for the full year 2024, compared to 17.6% for the full year 2023. General and administrative expenses for the fourth quarter of 2024 were $22.0 million compared to $22.6 million for the same quarter of 2023 and increased to $90.4 million for the full year 2024 from $78.9 million for the full year 2023. This increase was largely driven by higher human resources costs in line with the Company’s growth.

The combined ratio was 77.8% for the fourth quarter of 2024, compared to 81.8% for the fourth quarter of 2023, and 79.9% for the full year 2024, compared to 76.7% for the full year 2023.

Segment Results

The Specialty Short-tail Segment, which represented 59% of the Company’s gross written premiums for the year ended December 31, 2024, generated gross written premiums of $106.2 million for the fourth quarter of 2024, compared to $105.2 million for the fourth quarter of 2023. Net premiums earned were $62.4 million for the fourth quarter of 2024, compared to $62.5 million for the same quarter of 2023. Underwriting income was $21.0 million for the fourth quarter of 2024, compared to $27.2 million for the same quarter of 2023, with the decrease primarily driven by a higher level of net loss and loss adjustment expenses during the fourth quarter of 2024, compared to the same period in 2023.

Gross written premiums for the full year 2024 were $412.3 million, an increase of 2.9% compared to $400.7 million for the full year 2023. Net premiums earned for the full year 2024 were $256.0 million, an increase of 8.4% compared to $236.2 million for the full year 2023. Underwriting income was $112.2 million for the full year 2024, an increase of 4.8% compared to $107.1 million for the full year 2023, primarily due to a higher level of net premiums earned, partially offset by a higher level of net loss and loss adjustment expenses for the full year 2024 compared to 2023.

The Specialty Long-tail Segment, which represented 29% of the Company’s gross written premiums for the year ended December 31, 2024, recorded gross written premiums of $63.6 million for the fourth quarter of 2024, compared to $64.6 million for the fourth quarter of 2023. Net premiums earned for the quarter ended December 31, 2024 were $35.8 million, a decrease of 4.8% compared to $37.6 million for the same quarter of 2023. This segment recorded an underwriting income of $14.3 million in the fourth quarter of 2024, compared to $7.0 million in the fourth quarter of 2023, largely due to a lower level of net loss and loss adjustment expenses for the fourth quarter of 2024 compared to the same period in 2023.

Gross written premiums for the full year 2024 were $204.4 million, a decrease of 9.9% compared to $226.9 million for the full year 2023. Net premiums earned for the year ended December 31, 2024 were $146.3 million, a decrease of 7.3% compared to $157.8 million for the full year 2023, primarily as a result of the lower level of gross written premiums. Underwriting income was $39.5 million for the full year 2024, a decrease of 31.2% compared to $57.4 million for the full year 2023, primarily due to a lower level of net premiums earned and a higher level of net loss and loss adjustment expenses for the full year 2024 compared to 2023.

The Reinsurance Segment, which represented 12% of the Company’s gross written premiums for the year ended December 31, 2024, recorded gross written premiums of $4.8 million compared to negative $4.9 million for the fourth quarter of 2023 which was impacted by prior period premium adjustments. Net premiums earned for the quarter ended December 31, 2024 were $22.4 million, an increase of $7.6 million compared to $14.8 million for the same quarter in 2023. Underwriting income increased to $13.5 million for the fourth quarter of 2024, compared to $9.3 million for the fourth quarter of 2023, primarily the result of the higher level of net premiums earned, partially offset by a higher level of net loss and loss adjustment expenses, and net policy acquisition expenses, during the fourth quarter of 2024.

Gross written premiums for the full year 2024 were $83.4 million, an increase of 36.5% compared to $61.1 million for the full year 2023. Net premiums earned for the full year 2024 were $80.8 million, an increase of 51.9% compared to $53.2 million for the full year 2023, primarily as a result of the higher level of gross written premiums. Underwriting income increased to $35.8 million for the full year 2024, compared to $18.6 million for the full year 2023, primarily due to a higher level of net premiums earned partially offset by a higher level of net loss and loss adjustment expenses and net policy acquisition expenses for the full year 2024 compared to 2023.

Investment Results

Investment income increased by 19.8% to $13.9 million in the fourth quarter of 2024, compared to the fourth quarter of 2023, driven by higher yields on a larger fixed income portfolio. The annualized investment yield on average total investments and cash and cash equivalents was 4.4% for the fourth quarter of 2024, up from 4.3% in the corresponding period of 2023. Net investment income was $13.6 million for the fourth quarter of 2024, compared to $14.5 million for the fourth quarter of 2023.

Investment income increased 28.5% to $51.9 million for the full year 2024 as compared to $40.4 million for the full year 2023 for the same reasons described above. This represented an investment yield of 4.3% for the full year 2024, compared to a 3.9% investment yield for the full year 2023. Net investment income increased to $53.9 million for the full year 2024, compared to $50.2 million for the full year 2023.

Net Foreign Exchange (Loss) Gain

The net foreign exchange loss for the fourth quarter of 2024 was $12.9 million, compared to a gain of $8.5 million for the fourth quarter of 2023, both of which primarily represent currency revaluation movements. The fourth quarter of 2024 experienced a negative currency movement in the Company’s major transactional currencies (mainly the UK Pound Sterling and the Euro) against the U.S. Dollar, compared to positive currency movement for the fourth quarter of 2023.

The net foreign exchange loss for the full year of 2024 was $8.1 million, compared to a gain of $5.1 million for the full year of 2023.

Change in Fair Value of Derivative Financial Liabilities

The change in fair value of derivative financial liabilities for the fourth quarter of 2024 was $nil compared to $6.7 million for the same quarter of 2023 and was $4.9 million for the full year 2024 compared to $27.3 million for the full year 2023. These changes were driven by the final tranche of earnout shares that vested during the third quarter of 2024.

Income tax

For the fourth quarter and full year of 2024, an income tax credit of $4.3 million and $2.8 million, respectively was recorded compared to an income tax expense of $1.6 million and $7.8 million for the fourth quarter and full year of 2023, respectively. This change from an expense to a credit was largely driven by deferred tax assets recognized in 2024 with respect to two subsidiaries.

Total Shareholders’ Equity

Total shareholders’ equity at December 31, 2024 was $654.8 million, compared to $540.5 million at December 31, 2023. The movement in total shareholders’ equity during the quarter and year ended December 31, 2024 is illustrated below:

(in millions of U.S. Dollars)	Quarter Ended December 31, 2024	Year Ended December 31, 2024
Total Shareholders’ equity at beginning of period	$651.6	$540.5
Net income	$30.0	$135.2
Unrealized (losses) gains on available-for-sale investments	$(21.8)	$2.0
Change in foreign currency translation reserve	$(0.1)	-
Purchase of treasury shares (a)	$(4.9)	$(23.2)
Issuance of common shares under share-based compensation plan	$1.2	$4.6
Vesting of earnout shares	-	$22.2
Cash dividends declared	$(1.2)	$(26.5)
Total shareholders’ equity at December 31, 2024	$654.8	$654.8

Book value per share was $14.85 at December 31, 2024, reflecting growth of 19.8% over book value per share of $12.40 at December 31, 2023.

(a)	In the fourth quarter of 2024, the Company repurchased approximately 220,354 common shares at an average price per share of $22.37. During the full year of 2024, the Company repurchased 1,476,621 common shares at an average price per share of $15.68. At December 31, 2024, the Company had approximately 2.3 million common shares remaining under its existing 7.5 million common share repurchase authorization.

International General Insurance Holdings Ltd.

Consolidated Statements of Income (Unaudited)

	Quarter Ended December 31,		Year Ended December 31,
(in millions of U.S. Dollars except per share data)	2024	2023	2024	2023

Gross written premiums	$174.6	$164.9	$700.1	$688.7
Ceded written premiums	$(56.0)	$(49.3)	$(210.6)	$(191.5)
Net written premiums	$118.6	$115.6	$489.5	$497.2
Net change in unearned premiums	$2.0	$(0.7)	$(6.4)	$(50.0)
Net premiums earned	$120.6	$114.9	$483.1	$447.2
Investment income	$13.9	$11.6	$51.9	$40.4
Net realized gain on investments	$0.4	$2.0	$0.6	$6.7
Net unrealized (loss) gain on investments	$(0.8)	$0.6	$1.4	$2.7
Change in allowance for expected credit losses on investments	$0.1	$0.3	-	$0.4
Net investment income	$13.6	$14.5	$53.9	$50.2
Other revenues	$1.0	$0.1	$2.0	$1.9
Total revenues	$135.2	$129.5	$539.0	$499.3
Expenses
Net loss and loss adjustment expenses	$(51.8)	$(54.7)	$(216.1)	$(189.1)
Net policy acquisition expenses	$(20.0)	$(16.7)	$(79.5)	$(75.0)
General and administrative expenses	$(22.0)	$(22.6)	$(90.4)	$(78.9)
Change in allowance for expected credit losses on receivables	$0.3	$(2.0)	$(1.5)	$(2.5)
Change in fair value of derivative financial liabilities (1)	-	$(6.7)	$(4.9)	$(27.3)
Other expenses	$(3.1)	$(0.7)	$(6.1)	$(5.6)
Net Foreign exchange (loss) gain	$(12.9)	$8.5	$(8.1)	$5.1
Total expenses	$(109.5)	$(94.9)	$(406.6)	$(373.3)
Income before income taxes	$25.7	$34.6	$132.4	$126.0
Income tax credit (expense)	$4.3	$(1.6)	$2.8	$(7.8)
Net income for the period	$30.0	$33.0	$135.2	$118.2
Diluted earnings per share attributable to equity holders (2)	$0.65	$0.72	$2.98	$2.55

(1)	The change in fair value of derivative financial liabilities has been reclassified from Total revenues for the prior year to conform to the current presentation.

(2)	See “Note to the Consolidated Financial Statements (Unaudited)”.

International General Insurance Holdings Ltd.

Consolidated Balance Sheets (Unaudited)

(in millions of U.S. Dollars)	As at December 31, 2024	As at December 31, 2023
ASSETS
Investments
Fixed maturity securities available-for-sale, at fair value	$1,002.1	$765.6
Fixed maturity securities held to maturity	$2.0	$2.0
Equity securities, at fair value	$29.0	$26.2
Other investments, at fair value	$12.3	$11.1
Short-term investments	$89.5	$42.2
Term deposits	$0.7	$105.1
Equity-method investments measured at fair value	$1.9	$3.5
Total investments	$1,137.5	$955.7
Cash and cash equivalents	$155.2	$177.0
Accrued investment income	$15.3	$11.5
Premiums receivable	$256.0	$245.2
Reinsurance recoverables	$225.7	$223.1
Ceded unearned premiums	$113.3	$98.0
Deferred policy acquisition costs, net of ceding commissions	$67.1	$65.3
Deferred tax assets, net	$7.0	$4.1
Other assets	$60.5	$58.0
TOTAL ASSETS	$2,037.6	$1,837.9

LIABILITIES
Reserve for unpaid loss and loss adjustment expenses	$794.2	$712.1
Unearned premiums	$465.3	$443.5
Insurance and reinsurance payables	$90.1	$89.7
Other liabilities	$33.2	$34.8
Derivative financial liability	-	$17.3
TOTAL LIABILITIES	$1,382.8	$1,297.4

SHAREHOLDERS’ EQUITY
Common shares at par value	$0.5	$0.4
Additional paid-in capital	$144.9	$137.6
Treasury shares	$(3.7)	-
Accumulated other comprehensive loss, net of taxes	$(18.6)	$(20.6)
Retained earnings	$531.7	$423.1
TOTAL SHAREHOLDERS’ EQUITY	$654.8	$540.5
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,037.6	$1,837.9

International General Insurance Holdings Ltd.

Supplementary Financial Information – Combined Ratio (Unaudited)

	Quarter Ended December 31,		Year Ended December 31,
	2024	2023	2024	2023

Loss ratio (a)	43.0%	47.6%	44.7%	42.3%
Net policy acquisition expense ratio (b)	16.6%	14.5%	16.5%	16.8%
General and administrative expense ratio (c)	18.2%	19.7%	18.7%	17.6%
Expense ratio (d)	34.8%	34.2%	35.2%	34.4%
Combined ratio (e)	77.8%	81.8%	79.9%	76.7%

(a)	Represents net loss and loss adjustment expenses as a percentage of net premiums earned.

(b)	Represents net policy acquisition expenses as a percentage of net premiums earned.

(c)	Represents general and administrative expenses as a percentage of net premiums earned.

(d)	Represents the sum of the net policy acquisition expense ratio and the general and administrative expense ratio.

(e)	Represents the sum of the loss ratio and the expense ratio.

International General Insurance Holdings Ltd.

Supplementary Financial Information – Book Value per Share (Unaudited)

(in millions of U.S. Dollars, except share and per share data)	As at December 31, 2024	As at December 31, 2023
Common shares outstanding (in millions)*	45.1	46.1
Minus: Unvested shares (in millions)**	1.0	2.5
Number of vested common outstanding shares (in millions) (a)	44.1	43.6

Total shareholders’ equity (b)	$654.8	$540.5
Book value per share (b)/(a)	$14.85	$12.40

*	Common shares issued and outstanding as at December 31, 2024 are as follows:

No. of shares as at December 31, 2024
Vested common shares as of December 31, 2023	43,584,549
Treasury shares balance as of December 31, 2023	3,800
Vested restricted share awards	397,293
Vested earnout shares	1,612,500
Cancelled treasury shares	(1,326,410)
Treasury shares balance as of December 31, 2024	(154,011)
Total vested common shares as of December 31, 2024	44,117,721

Unvested restricted share awards as of December 31, 2024	991,215
Total common shares outstanding as of December 31, 2024	45,108,936

**	3,012,500 Earnout Shares were originally subject to vesting at stock prices ranging from $11.50 to $15.25, and were entitled to dividends and voting rights, but were non-transferable by their holders until they vested. As of December 31, 2024, the vesting conditions attached to Earnout Shares have been met for all tranches totaling 3,012,500 shares, and these shares are now included in the weighted average number of common shares outstanding for the calculation of diluted earnings per share. Restricted Share Awards were issued pursuant to the Company’s 2020 Omnibus Incentive Plan and beneficiaries are entitled to dividends and voting rights. However, the Restricted Share Awards are non-transferable by their holders until they vest per the respective Restricted Share Award Agreements. At December 31, 2024, the vesting conditions attached to the unvested Restricted Share Awards to employees have not been met.

International General Insurance Holdings Ltd.

Supplementary Financial Information - Segment Results (Unaudited)

Segment information for IGI’s consolidated operations is as follows:

For the quarter ended December 31, 2024

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$63.6	$106.2	$4.8	$174.6
Ceded written premiums	$(27.9)	$(28.1)	-	$(56.0)
Net written premiums	$35.7	$78.1	$4.8	$118.6
Net change in unearned premiums	$0.1	$(15.7)	$17.6	$2.0
Net premiums earned	$35.8	$62.4	$22.4	$120.6

Net loss and loss adjustment expenses	$(14.5)	$(31.4)	$(5.9)	$(51.8)
Net policy acquisition expenses	$(7.0)	$(10.0)	$(3.0)	$(20.0)
Underwriting income	$14.3	$21.0	$13.5	$48.8

For the quarter ended December 31, 2023

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$64.6	$105.2	$(4.9)	$164.9
Ceded written premiums	$(28.0)	$(21.3)	-	$(49.3)
Net written premiums	$36.6	$83.9	$(4.9)	$115.6
Net change in unearned premiums	$1.0	$(21.4)	$19.7	$(0.7)
Net premiums earned	$37.6	$62.5	$14.8	$114.9

Net loss and loss adjustment expenses	$(24.1)	$(26.7)	$(3.9)	$(54.7)
Net policy acquisition expenses	$(6.5)	$(8.6)	$(1.6)	$(16.7)
Underwriting income	$7.0	$27.2	$9.3	$43.5

International General Insurance Holdings Ltd.

Supplementary Financial Information - Segment Results (Unaudited)

For the Year ended December 31, 2024

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$204.4	$412.3	$83.4	$700.1
Ceded written premiums	$(68.2)	$(140.9)	$(1.5)	$(210.6)
Net written premiums	$136.2	$271.4	$81.9	$489.5
Net change in unearned premiums	$10.1	$(15.4)	$(1.1)	$(6.4)
Net premiums earned	$146.3	$256.0	$80.8	$483.1

Net loss and loss adjustment expenses	$(78.7)	$(103.3)	$(34.1)	$(216.1)
Net policy acquisition expenses	$(28.1)	$(40.5)	$(10.9)	$(79.5)
Underwriting income	$39.5	$112.2	$35.8	$187.5

For the Year ended December 31, 2023

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$226.9	$400.7	$61.1	$688.7
Ceded written premiums	$(73.9)	$(117.6)	-	$(191.5)
Net written premiums	$153.0	$283.1	$61.1	$497.2
Net change in unearned premiums	$4.8	$(46.9)	$(7.9)	$(50.0)
Net premiums earned	$157.8	$236.2	$53.2	$447.2

Net loss and loss adjustment expenses	$(69.2)	$(93.1)	$(26.8)	$(189.1)
Net policy acquisition expenses	$(31.2)	$(36.0)	$(7.8)	$(75.0)
Underwriting income	$57.4	$107.1	$18.6	$183.1

International General Insurance Holdings Ltd.

Supplementary Financial Information – Investment Yield (Unaudited)

The following table shows the investment yield calculation:

	Quarter Ended December 31,		Year Ended December 31,
(in millions of U.S. Dollars, except percentages)	2024	2023	2024	2023
Investment income	$13.9	$11.6	$51.9	$40.4
Average total investments and cash and cash equivalents(i)	$1,287.9	$1,076.3	$1,215.2	$1,029.1
Investment Yield (annualized)	4.4%	4.3%	4.3%	3.9%

(i)	This represents the average of the month end fair value balances of total investments and cash and cash equivalents in each reporting period.

International General Insurance Holdings Ltd.

Note to the Consolidated Financial Statements (Unaudited)

(1)	Represents net income for the period available to common shareholders divided by the weighted average number of vested common shares – diluted calculated as follows:

	Quarter Ended December 31,		Year Ended December 31,
(in millions of U.S. Dollars, except share and per share information)	2024	2023	2024	2023
Net income for the period	$30.0	$33.0	$135.2	$118.2
Minus: Net income attributable to the earnout shares	-	$2.0	$1.4	$7.4
Minus: Dividends attributable to restricted share awards	-	-	$0.6	-
Net income available to common shareholders (a)	$30.0	$31.0	$133.2	$110.8
Weighted average number of shares – diluted (in millions of shares) (b)*	46.2	43.1	44.7	43.5
Diluted earnings per share attributable to equity holders (a/b)	$0.65	$0.72	$2.98	$2.55

*	The weighted average number of common shares refers to the number of common shares calculated after adjusting for the changes in issued and outstanding common shares over a reporting period.

International General Insurance Holdings Ltd.

Non-GAAP Financial Measures

In presenting IGI’s financial results, management has included and discussed certain non-GAAP financial measures. We believe that these non-GAAP measures, which may be defined and calculated differently by other companies, help to explain and enhance the understanding of our results of operations. However, these measures should not be viewed as a substitute for those determined in accordance with U.S. GAAP.

Reconciliation of Combined Ratio to Accident Year Combined Ratio Prior to CAT Losses

The table below illustrates the reconciliation of the combined ratio on a financial and accident year basis.

	Quarter Ended December 31,		Year Ended December 31,
(In millions of U.S. Dollars, except percentages)	2024	2023	2024	2023
Net premiums earned (a)	$120.6	$114.9	$483.1	$447.2
Net loss and loss adjustment expenses (b)	$(51.8)	$(54.7)	$(216.1)	$(189.1)
Net policy acquisition expenses (c)	$(20.0)	$(16.7)	$(79.5)	$(75.0)
General and administrative expenses (d)	$(22.0)	$(22.6)	$(90.4)	$(78.9)
Prior years unfavorable (favorable) development (e)	$(2.8)	$3.3	$(37.2)	$(39.3)
Current accident year catastrophe (“CAT”) losses (f)*	$7.2	$9.5	$44.6	$38.3

Combined ratio ((b+c+d)/a)**	77.8%	81.8%	79.9%	76.7%
Minus: Prior years unfavorable (favorable) development (e/a)	(2.3%)	2.9%	(7.7%)	(8.8%)
Accident year combined ratio	80.1%	78.9%	87.6%	85.5%
Minus: CAT losses on an accident year basis (f/a)	6.0%	8.3%	9.2%	8.6%
Accident year combined ratio prior to CAT losses	74.1%	70.6%	78.4%	76.9%

*	The CAT losses for the quarter ended December 31, 2024 are primarily attributable to $6.7 million of combined reserves recorded for Hurricane Helene in the southeastern United States (in the Short-tail and Reinsurance Segments) and flooding in the United Arab Emirates, Oman and the United Kingdom (in the Short-tail and Reinsurance Segments).

The CAT losses for the quarter ended December 31, 2023 are primarily attributable to $6.9 million of combined losses recorded for the earthquake in Turkey (in the Reinsurance Segment), flash floods in India, Hurricane Otis in Mexico and the Hawaii Wildfires (all in the Short-tail Segment).

The CAT losses for the year ended December 31, 2024 are primarily attributable to $18.0 million of reserves recorded for the earthquake in Taiwan (in the Short-tail and Reinsurance segments) and flooding in the United Arab Emirates, Oman, Southern Germany and Morocco (in all segments), Hurricane Helene in the southeastern United States (in the Short-tail and Reinsurance Segments) and a general CAT reserve of $13.9 million.

The CAT losses for the year ended December 31, 2023 are primarily attributable to $21.0 million of combined losses recorded for the earthquake in Turkey (in the Reinsurance Segment), flooding in New Zealand from Cyclone Gabrielle, flash floods in India, Hurricane Otis in Mexico, adverse weather conditions in Oman and the Hawaii Wildfires (all in the Short-tail Segment), and a general CAT reserve of $9.0 million.

**	See “Supplementary Financial Information - Combined Ratio (Unaudited)”

International General Insurance Holdings Ltd.

Non-GAAP Financial Measures

The table below illustrates the split of loss ratio between current accident year, current year CAT losses, which are included in ‘Net loss and loss adjustment expenses’, and prior years’ loss development as follows:

	Quarter Ended December 31,				Year Ended December 31,
	2024		2023		2024		2023
(in millions of U.S. Dollars, except percentages)	Net loss and loss adjustment expenses	% of net premiums earned	Net loss and loss adjustment expenses	% of net premiums earned	Net loss and loss adjustment expenses	% of net premiums earned	Net loss and loss adjustment expenses	% of net premiums earned
Current year net incurred claims and loss ratio	$51.8	43.0%	$54.7	47.6%	$216.1	44.7%	$189.1	42.3%
Minus: Current accident year CAT losses	$7.2	6.0%	$9.5	8.3%	$44.6	9.2%	$38.3	8.6%
Minus: Effect of prior years’ development	$(2.8)	(2.3)%	$3.3	2.9%	$(37.2)	(7.7)%	$(39.3)	(8.8)%
Current Accident year (Prior to CAT losses)	$47.4	39.3%	$41.9	36.4%	$208.7	43.2%	$190.1	42.5%

Core Operating Income

Core operating income measures the performance of our operations without the influence of after-tax gains or losses on investments and foreign currencies and other items as noted in the table below. We exclude these items from our calculation of core operating income because the amounts of these gains and losses are heavily influenced by, and fluctuate in part according to, economic and other factors external to the Company and/or transactions or events that are typically not a recurring part of, and are largely independent of, our core underwriting activities and including them distorts the analysis of trends in our operations. We believe the reporting of core operating income enhances an understanding of our results by highlighting the underlying profitability of our core insurance operations. Our underwriting profitability is impacted by earned premiums, the adequacy of pricing, and the frequency and severity of losses. Over time, such profitability is also influenced by underwriting discipline, which seeks to manage the Company’s exposure to loss through favorable risk selection and diversification, IGI’s management of claims, use of reinsurance and the ability to manage the expense ratio, which the Company accomplishes through the management of acquisition costs and other underwriting expenses.

In addition to presenting net income for the period determined in accordance with U.S. GAAP, we believe that showing “core operating income” provides investors with a valuable measure of profitability and enables investors, rating agencies and other users of our financial information to analyze the Company’s results in a similar manner to the way in which Management analyzes the Company’s underlying business performance.

International General Insurance Holdings Ltd.

Non-GAAP Financial Measures

Core operating income is calculated by the addition or subtraction of certain line items reported in the “Consolidated Statements of Income” from net income for the period and tax effecting each line item (resulting in each item being a non-GAAP measure), as illustrated in the table below:

	Quarter Ended December 31,		Year Ended December 31,
(in millions of U.S. Dollars, except for percentages and per share data)	2024	2023	2024	2023
Net income for the period	$30.0	$33.0	$135.2	$118.2
Reconciling items between net income for the period and core operating income:
Net realized gain on investments	$(0.4)	$(2.0)	$(0.6)	$(6.7)
Net unrealized loss (gain) on investments	$0.8	$(0.6)	$(1.4)	$(2.7)
Tax impact of net unrealized loss (gain) on investments(i)	$(0.1)	$0.1	-	$0.1
Change in allowance for expected credit losses on investments	$(0.1)	$(0.3)	-	$(0.4)
Tax impact of change in allowance for expected credit losses on investments(i)	$0.1	$0.1	-	-
Change in fair value of derivative financial liabilities	-	$6.7	$4.9	$27.3
Expense related to conversion of warrants into cash(ii)	-	$(0.1)	-	$1.9
Net foreign exchange loss (gain)	$12.9	$(8.5)	$8.1	$(5.1)
Tax impact of net foreign exchange loss (gain)(i)	$(2.3)	$1.6	$(1.4)	$1.2
Core operating income	$40.9	$30.0	$144.8	$133.8
Average shareholders’ equity (iii)	$653.2	$505.3	$597.6	$475.7
Core operating return on average equity (annualized) (iv) and (vi)	25.0%	23.7%	24.2%	28.1%
Diluted core operating earnings per share (v)	$0.89	$0.65	$3.19	$2.88
Return on average equity (annualized) (vi)	18.4%	26.1%	22.6%	24.8%

i.	The tax impact was calculated by applying the prevailing corporate tax rate of each subsidiary to the gross value of the relevant reconciling items as recognized separately by the subsidiaries on a standalone basis.

ii.	This expense is included in the ‘Other expenses’ line item in the condensed consolidated statements of income.

iii.	Represents the total shareholders’ equity at the end of the reporting period plus the total shareholders’ equity as of the beginning of the reporting period, divided by 2.

iv.	Represents annualized core operating income for the period divided by average shareholders’ equity.

v.	Represents core operating income attributable to vested equity holders divided by the weighted average number of vested common shares – diluted as follows:

	Quarter Ended December 31,		Year Ended December 31,
(in millions of U.S. Dollars, except per share information)	2024	2023	2024	2023
Core operating income for the period	$40.9	$30.0	$144.8	$133.8
Minus: Core operating income attributable to earnout shares	-	$1.8	$1.5	$8.5
Minus: Dividends attributable to restricted share awards	-	-	$0.6	-
Core operating income available to common shareholders (a)	$40.9	$28.2	$142.7	$125.3
Weighted average number of shares – diluted (in millions of shares) (b)	46.2	43.1	44.7	43.5
Diluted core operating earnings per share (a/b)	$0.89	$0.65	$3.19	$2.88

vi.	Return on average equity (annualized) and core operating return on average equity (annualized), both non-GAAP financial measures, represent the returns generated on common shareholders’ equity during the period.

The Company has posted a Fourth Quarter 2024 investor presentation deck on its website at www.iginsure.com in the Investors section under the Presentations & Webcasts tab.

---

About IGI:

IGI is an international specialty risks commercial insurer and reinsurer underwriting a diverse portfolio of specialty lines. Established in 2001, IGI has a worldwide portfolio of energy, property, general aviation, construction & engineering, ports & terminals, marine cargo, marine trades, contingency, political violence, financial institutions, general third-party liability (casualty), legal expenses, professional indemnity, D&O, marine liability and reinsurance treaty business. Registered in Bermuda, with operations in Bermuda, London, Malta, Dubai, Amman, Oslo, Kuala Lumpur and Casablanca, IGI aims to deliver outstanding levels of service to clients and brokers. IGI is rated “A” (Excellent)/Stable by AM Best and “A-”(Strong)/Stable by S&P Global Ratings. For more information about IGI, please visit www.iginsure.com.

---

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of IGI may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “commitment,” “able,” “success” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained in this press release may include, but are not limited to, our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the outcome of our strategic initiatives, our expectations regarding other market conditions, and our growth prospects. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of IGI and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates; (2) competition, the ability of IGI to grow and manage growth profitably, and IGI’s ability to retain its key employees; (3) changes in applicable laws or regulations; (4) risks related to fluctuations in global currencies including the UK Pound Sterling, the Euro, and the U.S. Dollar; (5) the outcome of any legal proceedings that may be instituted against the Company; (6) the effects of the war between Russia and Ukraine; (7) the effects of the hostilities between Israel, Hamas, Hezbollah, and Iran; (8) the inability to maintain the listing of the Company’s common shares on Nasdaq; and (9) other risks and uncertainties indicated in IGI’s filings with the SEC. The foregoing list of factors is not exclusive. In addition, forward-looking statements are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of IGI. There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based except to the extent that is required by law.

IGI Contacts:

Investors:

Robin Sidders, Head of Investor Relations
M: + 44 (0) 7384 514785
Email: robin.sidders@iginsure.com

Media:

Aaida Abu Jaber, AVP PR & Marketing

T: +96265662082 Ext. 407

M: +962770415540

Email: aaida.abujaber@iginsure.com